Filed by Ocular Sciences, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ocular Sciences, Inc.

Commission File No.: 000-22623

On September 27, 2004, Ocular Sciences, Inc. issued a press release announcing the date it had set to hold its special meeting of stockholders for the purpose of voting on the proposed merger between The Cooper Companies, Inc. and Ocular Sciences, Inc. The text of the joint press release follows.

[LOGO OF OCULAR SCIENCES ]

FOR IMMEDIATE RELEASE

OCULAR SCIENCES TO HOLD SPECIAL MEETING OF STOCKHOLDERS

ON NOVEMBER 16, 2004

CONCORD, CA, Sept. 27, 2004—Ocular Sciences, Inc. (NASDAQ: OCLR) today announced that it will hold a special meeting of stockholders for the purpose of voting on its proposed merger with The Cooper Companies, Inc. (NYSE:COO) on November 16, 2004 at the Hilton Hotel, 1970 Diamond Boulevard, Concord, CA beginning at 9 a.m. Pacific Time. Stockholders of record as of the close of business on October 4, 2004 are entitled to vote their shares at the special meeting.

In addition to approval of the proposed merger by Ocular’s stockholders, the completion of the transaction remains subject to customary closing conditions, including approval of the issuance of shares of Cooper’s common stock in the proposed merger by Cooper’s stockholders and expiration of the requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Additional Information About The Merger And Where To Find It

In connection with the proposed merger of The Cooper Companies (“Cooper”) and Ocular Sciences (“Ocular”), Cooper has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF COOPER AND OCULAR ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of Cooper and Ocular in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Investor Relations, The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com.

Cooper, Ocular and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular is set forth in Ocular’s proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/ prospectus, when it becomes available, as well as other relevant documents filed with the SEC when they become available.

About Ocular Sciences, Inc.

Ocular Sciences, Inc. manufactures a broad line of high quality, competitively priced soft contact lenses marketed directly to eye-care practitioners. The Company’s lenses are brand and product differentiated by distribution channel, and Ocular’s unique lens technology makes thinner lenses that are easier to handle and more comfortable to wear than those of leading competitors.

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